Via Facsimile and U.S. Mail
Mail Stop 4720

January 29, 2010

Xin Sun
CEO and CFO
China Health Industries Holdings, Inc.
68 Binbei Street
Songbei District, Harbin City
People's Republic of China

Re:     Re: **China Health Industries Holdings, Inc.**
        **Form 10-K filed October 27, 2009, as amended on**
        **November 11, 2009, November 13, 2009 and December 22, 2009**
        **Form 10-Q filed November 16, 2009**
        **File No. 000-51060**

Dear Mr. Sun:

        We have reviewed your filings and have the following comments.  In our comments, we ask you to provide us with information to better understand your disclosure.  Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe that revised disclosure is necessary, explain the reason in your response.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K/A filed December 22, 2009**

Item 1.  Business, page 3

1. Please revise your disclosure throughout to clarify where you are licensed to sell your products, including your medicine drugs.  It appears from your disclosure on

page 16 that you only conduct business operations and sales in the People's Republic of China.

Products, page 4

2. Please file a copy of your Technology Transfer Agreement dated October 12, 2007 by and between you and Beijing Jindelikang Bio-Technology Co., Ltd. pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, please provide us with a detailed analysis which supports your conclusion that you are not substantially dependent on this agreement. In addition, if you have continual obligations under this agreement, please revise your disclosure to describe the material terms of those obligations, including, but not limited to any payment provisions, royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, duration and termination provisions.

3. On page 4, you disclose that Wang Shukui supplied approximately $2.7 million in sale of raw materials in your last fiscal year. On page 27, you disclose that you had approximately $4.9 million in cost of goods sold in your last fiscal year. If you have a supply agreement with Wang Shukui, please file a copy of the agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please also expand your disclosure to provide the material terms of the agreement, including, but not limited to any payment provisions, usage restrictions, exclusivity provisions, term and termination provisions. Alternatively, if you believe you are not substantially dependent on this agreement, please provide us with a detailed analysis which supports your conclusion that you are not substantially dependent on this agreement.

(iii) Medical Drugs, page 5

4. In the table that appears on pages 5 and 6, please advise us whether the descriptions of your products that appear under the caption "Efficacy" are based on scientific studies or otherwise have been vetted by independent third parties. Please advise us of the extent to which the efficacy of the products for the various treatments listed has been subject to governmental review. In addition, if product efficacy has not been independently verified, please revise the caption of the table to delete the word "efficacy" and revise the following statements to make clear that the products are used for these purposes, as opposed to the suggestion that the products achieve these results:

- "Invigorating stomach and relieving pain;"
- "The product also has strong anti-rheumatism effects;"
- "Relieving cough and eliminating sputum;"
- "Eliminating phlegm and relieving cough;" and
- "Tonifying vital energy and invigorating the kidneys"

Distribution, page 6

5.  Please revise your disclosure of your non-exclusive cooperation agreement with the Commercial Bureau of Qing'an County, Heilongjiang on September 17, 2008 to provide the duration and termination provisions of the agreement.

The Future, page 9

6.  In this section, you disclose your goals for the next 10 years. In order to place these goals in the context your current business, please revise to disclose the company's current level or status in relation to each goal. For example, one goal is to increase product coverage in target markets to achieve 20-30% coverage. Please disclose what your target market is and your current coverage level.

Regulation, page 12

7.  Please expand your disclosure in this section to disclose the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K. In your revised disclosure, please be sure to include a discussion of the requirements for obtaining Good Manufacturing Practice Certification and the process for obtaining government approval to market your health supplements, health food and medical drugs.

Risk Factors, page 13

"If the Company does not obtain financing when needed, its business will fail." page 13

8.  You disclose that you predict that you will need approximately $14 million to implement your business plan and meet your capital expenditure needs over the next three years and that you had cash and cash equivalents on hand of $7.39 million as of June 30, 2009. On page 9, you disclose that you entered into a transaction on August 24, 2009 to acquire Heilongjiang Tiefeng Rice Company for approximately $15 million in cash, $730,482 of which was paid as a deposit on July 23, 2009 and $7.3 million of which was paid on August 19, 2009 according to your disclosure on page F-17. Please revise your disclosure in this risk factor to reflect the impact on your available cash as a result of the Tiefeng acquisition and advise us when and how the remainder of the $15 million purchase price is to be paid.

Recent Sales of Unregistered Securities, page 24

9.  For each unregistered sale of securities sold by you during the period covered by this report, please expand your disclosure to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25

10. Please provide disclosure of your critical accounting estimates, which should give
investors an understanding of the uncertainties in applying critical accounting
estimates and the effect that reasonably likely changes in the key assumptions
underlying these estimates may have on your financial statements, particularly as
reflected in your revenue recognition, cost of goods sold, accounts receivable and
inventory accounting processes. Refer to the Commission's Interpretative MD&A
Guidance Release No. 33-8350 dated December 29, 2003.

11. Please provide critical accounting policy disclosure for product sales recognition
and related sales allowance estimates as follows:

- Disclose the shipment terms for customer sales.
- Disclose the factors that you consider in estimating each accrual, such as
how you assess returns of new products, levels of inventory in your
distribution channels, estimated shelf life, price changes from competitors
and expected introductions of new products.

Provide us the amount of each allowance reducing sales for the year ended June
30, 2009.

12. An objective of MD&A is to provide information about the quality and potential
variability of a company's earnings and cash flow to facilitate investors'
determination of the likelihood that past performance is indicative of future
performance. In particular, this disclosure should discuss and quantify the factors
underlying historical changes in your statement of operations and the expected
impact of known trends and uncertainties on future operating results. Please
disclose the following information.

- The factors that have allowed you to increase revenues from $765,599
for fiscal 2008 to $10,967,828 for fiscal 2009 and $10,246,606 for the
three months ended September 30, 2009, including the impact of
changes in product volume, pricing and mix.

- The nature of products and services sold to date, distinguishing
between those provided by the Commercial Bureau and other suppliers
and those manufactured by you.

- The factors supporting your assertion that "we anticipate our total
revenues in 2010 versus 2009 to increase by 101% or approximately
$11.04 million," which appears to be inconsistent with your actual
revenue level in the first quarter of fiscal 2010.

- The factors that have reduced your cost of goods sold percentage from 76% in fiscal 2008 to 45% in fiscal 2009.

13. Please disclose the payment terms for your customers. Include an explanation of the factors that have allowed you to minimize accounts receivable levels (e.g. $21,510 at June 30, 2009) in relation to revenues.

14. Please disclose the terms of purchases from the Commercial Bureau and other suppliers. Include an explanation of the factors that have allowed you to minimize inventory levels (e.g. $150,652 at June 30, 2009) in relation to cost of goods sold. Clarify whether the inventory balance at June 30, 2009 included any products manufactured by the Company.

Item 10. Directors, Executive Officers and Corporate Governance, page 31

15. Please expand your disclosure to provide the information required by Item 405 of Regulation S-K regarding compliance with Section 16 of the Exchange Act and Item 406 of Regulation S-K regarding whether you have adopted a code of ethics.

Item 11. Executive Compensation, page 34

Compensation Discussion and Analysis, page 34

16. You state that you strive to provide your named executive officers with a competitive base salary that is in line with their roles and responsibilities when compared to peer companies of comparable size in similar locations. Please provide us with draft disclosure for your Form 10-K for your fiscal year ended June 30, 2010 which provides the names of your peer companies and how you use this information.

Item 13. Item 13. Certain Relationships and Related Transactions…, page 36

17. Please file copies of your loan agreements from Mr. Xin Sun to you. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 36

18. You incorporated by reference your Articles of Incorporation and By-laws from your Form 10-SB filed with the SEC on December 1, 2004. It appears that you have amended your Articles of Incorporation since this date. Please promptly file your current Articles of Incorporation and By-laws.

19. The agreements filed as Exhibits 10.3 through 10.6 have been filed in a foreign language and have not been translated or summarized in English. Generally, Rule

306 of Regulation S-T requires documents to be fully translated in a fair and accurate English translation. Rule 12b-12(d) of the Exchange Act describes when registrant are required to file a fair and accurate English translation and when they are permitted to provide a fair and accurate English summary of the foreign language document. Please promptly re-file each of these agreements as a fair and accurate English translation or, if permitted, fair and accurate English summary of the original agreement.

## Form 10-Q filed November 16, 2009

Item 6.  Exhibits, page 24

20. In your Form 8-K filed on August 25, 2009, as amended, you disclose that your wholly-owned subsidiary, Harbin Humankind Biology Technology Co., Limited, entered into a material definitive agreement, a share transfer agreement with the shareholders of Heilongjiang Tiefeng Rice Company Limited to purchase all the equity interest of Tiefeng. Please promptly file a copy of this agreement.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel at (202) 551-3575 or Daniel Greenspan at (202) 551-3623 with questions on any of the other comments.

Sincerely,


Jeff Riedler
Assistant Director